UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-6826-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

WNS (Holdings) Limited (“WNS”) is incorporating by reference the information set forth in this report on Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No. 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042), Form S-8 filed on October 31, 2018 (File No. 333-228070) and Form S-8 filed on October 21, 2020 (File No. 333-249577).

In this report, references to “£” refer to the British pound, the legal currency of Britain; references to “$” refer to the United States dollars, the legal currency of the United States; and references to “€” refer to the Euro, the legal currency of the European Monetary Union.

Other Events

WNS, a leading provider of global Business Process Management (“BPM”) services, today announced it has acquired The Smart Cube, a leader in platform-driven research and analytics (“R&A”) focused on procurement and supply chain, and OptiBuy, a leading European provider of procurement platform consulting and implementation solutions. These assets are complementary to WNS’ existing offerings and strengthen the company’s capabilities in both high-end procurement and advanced analytics. WNS has funded the up-front payments for these acquisitions with a combination of cash on hand and £83 million of long-term debt.

The Smart Cube

Founded in 2003 and headquartered in London, UK, The Smart Cube provides digitally-led market intelligence and analytics solutions. The company’s offerings span four key areas including procurement and supply chain, commercial sales and marketing, digital and analytics, and strategy and investment research. The Smart Cube leverages their proprietary digital AI knowledge management platform called “Amplifi Pro” to help clients drive improved procurement and market intelligence and insight-based decision making. They also bring strong front-end advisory capabilities and a large European footprint to the WNS portfolio. The company has over 800 global employees including a seasoned leadership team. The acquisition of The Smart Cube was completed today. Consideration for the transaction is US $125.0 million including up-front payment and expected earn-outs, and excludes adjustments for cash, debt, and working capital.

OptiBuy

Founded in 2010 and headquartered in Warsaw, Poland, OptiBuy is a leading European provider of procurement platform consulting and implementation solutions. The company helps clients leverage the capabilities of leading 3rd party procurement and supply chain platforms including Ivalua, Jaggaer, and O9, and complements WNS’ existing offerings with platforms such as Coupa and Ariba. In addition, OptiBuy also provides consulting, optimization, outsourcing, and training services to their clients. Currently focused on the EMEA market, the company has approximately 90 employees including more than 40 senior-level certified platform implementation professionals based in Poland. WNS views expansion of these capabilities into the North American market as a significant opportunity. The acquisition of OptiBuy was completed on December 14, 2022. Consideration for the transaction is €30.0 million including up-front payment and expected earn-outs, and excludes adjustments for cash, debt, and working capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2022

WNS (HOLDINGS) LIMITED

By:	/s/ Sanjay Puria
Name:	Sanjay Puria
Title:	Group Chief Financial Officer